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SEC Mail Processing Section
MAR 05 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8 - 046982~~

8-46982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) **AND ENDING** 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hamilton Cavanaugh & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. Broadway
(No. and Street)

White Plains	NY	10603-2408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lindsay Hamilton — (941) 761-6110
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name -- if individual, state last, first, middle name)

2571 Bagylos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Lindsay Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Cavanaugh & Associates, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance Officer : General Counsel

Title

Sworn before me the 28th day of February 2018

County :- Westchester

BETTY TWUM MENSKEY
NOTARY PUBLIC-STATE OF NEW YORK
BRONX COUNTY
LIC. #01TW6349933
COMMISSION EXPIRES 10/31/2020

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption from SEA Rule 15c3-3

Hamilton, Cavanaugh & Associates, Inc.

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NO. 8-46982

FOR THE YEAR ENDED
DECEMBER 31, 2017

(with Report of Registered Independent Public Accounting Firm)

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Hamilton Cavanaugh & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hamilton Cavanaugh & Associates, Inc.'s management. Our responsibility is to express an opinion on Hamilton Cavanaugh & Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Cavanaugh & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Hamilton Cavanaugh & Associates, Inc.'s auditor since 2014.

Bethlehem, Pennsylvania

February 28, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Hamilton, Cavanaugh & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash	$ 405,437
Receivable from broker-dealers and plan sponsors	46,429
Receivable from customers	23,082
Receivable from affiliate	34,167
Property and equipment, less accumulated depreciation	112,295
Other assets	36,352
TOTAL ASSETS	$ 657,762
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Notes payable	$ 85,534
Accounts payable and accrued expenses	36,792
TOTAL LIABILITIES	122,326
STOCKHOLDER'S EQUITY	
Common stock, no par value	
200 shares authorized,	
Issued and outstanding	16,000
Retained earnings	519,436
TOTAL STOCKHOLDER'S EQUITY	535,436
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 657,762

The accompanying notes are an integral part of this statement.

Hamilton, Cavanaugh & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Hamilton, Cavanaugh & Associates, Inc. (the "Company"), a New York State corporation, is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company is engaged in the sale of variable annuities and mutual funds.

INCOME TAXES

The Company is organized as an S corporation under the applicable provisions of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended from December 31, 2014 through the present are subject to examination by the taxing authorities.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company generates two types of commission revenues, front-end sales commissions that occur at the point of sale, as well as trailing commissions for which the Company provides ongoing support, awareness and education to its clients. Front-end sales commissions are recognized as revenue on a trade-date basis, which is when the Company's performance obligations in generating the commissions have been substantially completed. Commission revenue includes mutual fund, and fixed and variable product trailing fees, which are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated events through February 28, 2018, the date on which the financial statements were available to be issued.

NOTE 2: PROPERTY AND EQUIPMENT

Depreciation is calculated by the straight-line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Equipment	5 – 7
Fixtures	7
Autos	5

At December 31, 2017:

Equipment	$ 423,819
Fixtures	120,886
Autos	262,957
Subtotal	807,662
Accumulated depreciation	(695,367)
Property and equipment, less accumulated depreciation	$ 112,295

NOTE 3: CREDIT AND MARKET RISK

The Company maintains its cash balances at one financial institution. The Federal Deposit Insurance Company (FDIC) insures up to $250,000 of deposits maintained in non-interest-bearing transaction accounts at any member financial institution. At December 31, 2017, the Company had an uninsured balance of $155,071 at one financial institution.

NOTE 4: NOTES PAYABLE

As of December 31, 2017:

Bank of America, collateralized by equipment, due in monthly payments of $1,644, including interest at 3.29%, through October 2018	$ 16,173
Current maturities	(16,173)
Long-term notes payable	$ 0

Principal payments on notes payable are due as follows, for years ended December 31:

2018	16,173
	$ 16,173

NOTE 4: CONTINUED

As of December 31, 2017:

Bank of America, collateralized by equipment, due in monthly payments of $1,464, including interest at 4.99%, through June 2022	$	69,361
Current maturities		(14,427)
Long-term notes payable	$	54,934

Principal payments on notes payable are due as follows, for years ended December 31:

2018	30,600
2019	15,164
2020	15,933
2021	16,752
2022	7,085
	$ 85,534

NOTE 5: COMMITMENTS AND CONTINGENCIES

Lease expense for certain office equipment for the year ended December 31, 2017 was $16,957 and is included in occupancy and equipment expense.

NOTE 6: RELATED PARTY TRANSACTIONS

All related parties are controlled by the stockholder of the Company. Related party transactions for the year ended December 31, 2017 are as follows:

Pursuant to an Expense Sharing Agreement the Company received $198,906, from Aspire Advisors, Inc. ("Aspire"), a related company, for certain services provided to the related company. Company policy is to record the receipts as a reduction of expense. The expense reductions received from Aspire for the year ended December 31, 2017 were:

Compensation and benefits	$	94,256
Insurance		27,300
Occupancy and equipment		54,600
Other expenses		22,750
Expense Sharing Agreement receipts	$	198,906

As of December 31, 2017, the Company has a receivable of $34,167 due from Aspire.

The Company paid $120,000 to Hamilton Cavanaugh, LLC, a related company, for office space utilized by the Company.

The Company paid $6,452 to Hamilton Cavanaugh, Inc., a related company, for an auto utilized by the Company.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2017 the Company had net capital of $317,988 which was $309,833 in excess of its required net capital of $8,155. The Company's ratio of aggregate indebtedness to net capital was .385 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.